5/16/02

02036524

EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 16, 2002

Compañía Internacional de Telecomunicaciones S.A.

(Exact name of registrant as specified in its charter)

International Telecommunications Company Inc.

(Translation of registrant's name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F __X__ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) __N/A__

COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.

TABLE OF CONTENTS

COINTEL
Compañía Internacional de Telecomunicaciones S.A.

Buenos Aires, May 14, 2002

To
The Buenos Aires Stock Exchange
<u>By hand</u>

Ref.: Information per Art. 63 of the Listing Regulation

Dear Sirs:

We are writing to you in compliance with the requirements of Art. No. 63 of the Listing Regulation, in order to inform you that at its meeting of May 14, 2002, the Board of Directors of the Corporation approved the financial statements and other documentation corresponding to the three-month period ended March 31, 2002.

In this regard, please be informed of the following data (amounts expressed in millions of pesos):

1) Results for the period

- Ordinary earnings (loss)	($1,984)
- Extraordinary earnings	-

2) Breakdown of Shareholders' Equity by categories and amounts:

	$531
- Common stock (par value)	$362
- Integral adjustment of capital stock	$15
- Additional paid-in capital	$14
- Preferred stock (par value)	$12
- Adjustment preferred stock	$52
- Adjustment to redemption value	$103
- Legal reserve	$381
- Reserve for future dividends	($2,003)
- Unapropriated earnings	
Total Shareholders' Equity	($533)

3) The following shareholders:

Telefónica International Holding B.V.,
Telefónica Internacional S.A., and
Telefónica Holding de Argentina S.A.

which own the majority of the outstanding voting stock of the corporation are part of the same group of corporations controlled directly or indirectly by Telefónica S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañia Internacional de Telecomunicaciones S.A.

Date: May 16, 2002

By: ______________________

Name: FERNANDO BORIO

Title: SECRETARY TO THE BOARD